02037712

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of a Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Act of 1934

For the month of May 2002

Canadian 88 Energy Corp

(Translation of registrant's name into English)

Suite 700, 400 Third Avenue SW, Calgary, Alberta, Canada T2P 4H2

(Translation of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ______ Form 40-F ✓

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ✓

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2002

Canadian 88 Energy Corp.

By: [signature]

Name: Donald R. Gardner
Title: Executive Vice President and Chief Financial Officer

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Canadian 88 Energy Corp.

First Quarter Report • for the three months ended March 31, 2002

Stable production and reduced costs resulted in cash flow of $9.3 million or $0.07 per share and net income of $1.3 million or $0.01 per share in the first quarter.

First quarter results compared to year ago figures illustrate the dramatic reduction in commodity prices and the full impact of the sale of the Waterton and Caroline properties on interest charges and production levels. The 67 percent decline in realized natural gas prices from $8.98 per mcf in the first quarter of 2001 to $2.94 per mcf this year was mitigated in part by a $7.5 million reduction in operating and interest expenses.

Excluding production from Waterton, comparative production was stable with crude oil and liquids climbing 97 bbls per day while natural gas declined 2 mmcf/d to average 54.0 mmcf/d for the 2002 period.

In anticipation of soft natural gas prices during the first half of 2002, capital spending was significantly reduced late in 2001 resulting in $8.9 million of expenditures in the first quarter of 2002 compared to $28.6 million a year ago. Although this had a negative impact on production growth, net debt was unchanged from December 31, 2001 at $75.4 million while drilling success offset production declines during the period.

"Following an extraordinarily turbulent year, Canadian 88 is positioned to realize the potential of its core assets and staff" commented George Watson, Acting President and CEO. "The appointment of the new President and CEO is a critical step in our renewal process and is expected to be announced shortly. The recent strength in commodity prices should assist the new CEO in pursuit of a growth strategy."

OPERATIONS REVIEW

First quarter production volumes averaged 54 mmcf/d of sales gas, 595 bbl/d of oil and 1,530 bbl/d of natural gas liquids (NGLs) or 11,125 boe/d (natural gas converted at 6:1) compared to 72 mmcf/d of sales gas (including Waterton) and 2,078 bbl/d of oil and NGLs or 14,078 boe/d for the same period in 2001. The reduction in production volume from the first quarter in 2001 to 2002 reflects the impact of the sale of Waterton representing 2,683 boe/d and 500 boe/d production loss from the two Mobil operated wells being shut-in due to a water loading problem.

Efforts to reduce operating costs resulted in a unit cost of $4.90/boe, which is 12 percent lower than for the same period in 2001.

The most significant event during the first quarter of 2002 was the tie-in and production startup of the Company operated Blackstone well. The well has flowed at a rate of up to 31.1 mmcf/d gross raw gas with wellhead pressure of 1,520 psi. Production is currently constrained by the lack of capacity in existing gathering facilities to 14.1 mmcf/d of gross raw gas of which 4.0 mmcf/d represents net sales gas to the Company. The Company is working with its partners and other area producers to obtain additional transportation and dehydration capacity to allow the well to produce at its full capacity by year-end.

Following the Swan Hills drilling success at Blackstone, the Company's next high impact prospect will be spudded in June at Ram River. Corporate expertise which resulted in success at Blackstone and in the discovery of the Caroline 'B' pool has been utilized to delineate another Swan Hills target at Ram River with a potential pool size of 250 bcf. The Company has obtained a drilling license and operates this 50 percent working interest prospect.

During the first quarter of 2002, the Company drilled or participated in drilling seven gross (2.31 net) wells resulting in six gross (2.06 net) gas wells, and one (.25 net) dry hole for a success rate of 86 percent.

The recently improved commodity price environment has enabled the Company to significantly increase its planned exploitation and exploration drilling for the remainder of 2002. Six new wells are planned to be drilled at Medallion in the second quarter of 2002. In High River, the Company expects to drill up to three more wells within the next six months. At Olds, the Company is planning to keep one rig continuously active for the remainder of 2002.

The Company and its 50 percent partner, Kerr-McGee, have identified multiple prospects on their Exploration Licenses in the promising and exciting new frontier area located offshore Nova Scotia. Pool sizes in this area are potentially several trillion cubic feet of natural gas. The first well is planned for 2003.

Olds

During the first quarter of 2002, Olds field production averaged 29.2 mmcf/d of sales gas and 916 bbl/d of oil and NGLs for a total of 5,783 boe/d. The 15-36 Pekisko well was placed on production in March 2002 at 0.9 mmcf/d of sales gas. The 6-11 Viking well was tested at 0.5 mmcf/d and is expected to be on production by mid-June 2002. The 6-7 Viking well was drilled in April and is expected to be tested in the second quarter of 2002.

During the first quarter, the Company continued to focus its activities at Olds on production optimization. One shut-in well was reactivated resulting in a 0.4 mmcf/d production increase, a compressor driver was upsized in March and the fuel gas system was enhanced. Optimization activities will continue for the remainder of 2002.

Future drilling opportunities consist of two Wabamun wells, the first of which will be spudded in the second quarter. Expected initial production rates from each of these wells are 3 mmcf/d of sales gas and 90 bbl/d of condensate.

Medallion

During the first quarter of 2002, the Company participated in two (0.63 net) successful non-operated Belly River gas wells. These wells are expected to be placed on production in the second quarter at a production rate of 300 mcf/d sales gas net to Canadian 88. Plans to drill six wells which directly offset Company infrastructure have been approved and, if successful, should be on stream by the third quarter. The Company also signed three joint venture deals in this area which will result in drilling three more wells in the latter part of June. An inventory of over 30 Belly River drilling locations in this area will provide ongoing opportunity if gas prices continue to improve.

Blackstone

Partners are Husky Energy with 50.0 percent and RMX with 12.5 percent. The Blackstone well, in which the Company earned a 37.5 percent working interest, was tied in and put on production January 30, 2002. Production is currently constrained by the lack of capacity in existing gathering facilities to 4.0 mmcf/d net sales gas to the Company. Canadian 88 is working with its partners and other area producers to provide additional transportation and dehydration capacity to allow the well to produce at its full capacity by year-end.

The Company has licensed a second location with a 75 percent working interest also targeting the Blackstone Pool. This well is on hold until transportation issues are resolved. The Company owns in excess of 20,000 net acres with multi-zone potential identified from a large 3D seismic program in the region.

High River Area

In the first quarter of 2002, the Company participated in drilling three gross (0.79 net) wells in the High River area. The wells were all cased for Basal Quartz gas, and were recently completed and production tested at combined gross raw gas rates of 3mmcf/d. We expect all these wells to be on production by the third quarter of 2002.

Currently, one well is on production at 550 mcf/d of gas and 20 bbl/d of condensate. Compression is expected to increase production from this well by July. Once the recently completed wells are tied in and overall field compression capacity is added, the Company expects its share of production to increase to 1.5 mmcf/d of sales gas and 50 bbl/d of condensate.

The three wells drilled in the first quarter of 2002 are part of an exciting joint venture initiative with a major industry partner. The Company anticipates three further (0.9 net) locations will be drilled through the remainder of 2002. In addition to these locations, the Company has an inventory of four other prospects targeting various geological horizons.

Saskatchewan

One successful oil recompletion was performed at Dee Valley in the second quarter of 2002 and the Company plans on conducting multiple recompletions for the remainder of the second quarter. Two oil prospects will be drilled in June 2002 at Westhazel and Reward.

EXPLORATION PROGRAM FOR 2002 AND BEYOND

Western Canada

For high impact prospects, the Company's efforts are focused on deep Devonian stratigraphic plays and Foothills structural plays in western Alberta that are recognized as having the highest undiscovered reserve potential in western Canada. The Company's land position totals over 100,000 net acres of prospects concentrated mainly on the Swan Hills and Leduc formations. Utilizing new large scale, high resolution 3D seismic and the expertise developed at Caroline, Blackstone, Strachan, Ricinus and Chedderville, the Company currently has three drill-ready prospects and will be drilling the first of these, the Ram River prospect, starting in early June 2002. The Company has acquired partners to pay 50 percent of the drilling costs of Ram River, a 4,550 metre Swan Hills test.

Our strategy for the high impact prospects has been to develop the plays with the aid of high quality seismic, establish significant land positions, and then invite partners to share in the drilling costs.

As an extension to its activities in the High River area, the Company successfully acquired 25 sections of land in the Turner Valley area in 2001 (100 percent working interest). Evaluation of these lands with 2D seismic and existing well control has resulted in the selection of two, high risk/high reward exploratory leads. In order to reduce the exploration risk associated with the wells, the Company is in the process of acquiring additional 2D seismic in order to "fine tune" the final drilling locations and corroborate the current interpretation. Spud date for the first exploratory well is expected in the fourth quarter with estimated recoverable reserves in the range of 4-6 bcf per section. Exploration success in the Turner Valley area would provide a new core area for the Company.

Offshore Nova Scotia

The Company's 50 percent working interest in 1.48 million acres in the emerging offshore Nova Scotia deep water play is another long term, high impact prospect with outstanding exploration potential. The Nova Scotia Petroleum Directorate is forecasting a total of 17 deep water wells to be drilled by the end of 2006. The first well to be drilled on Canadian 88 lands is planned for 2003 when rig availability and opportunities to share mobilization and other costs are expected to be more favorable.

MARKETING

Hedging Commitments

In March 2002, the Company began implementing a hedging program with, at minimum, A-rated counterparties. Financial contracts to date include 5,000 GJ/d for the term of May to December 2002 at a plantgate price of $5.09/mcf; 5,000 GJ/d for June to October 2002 at a plantgate price of $5.03/mcf; and 200 bbl/d of heavy oil for the term May 2002 to December 2003 at a price of US$24.85/bbl (C$39.14), less a heavy oil differential (LLB) of US$8.06/bbl (C$12.69). In total, this represents approximately 20 percent of current production.

The Company will continue to monitor future prices and will pursue hedging opportunities according to its hedge program which includes certain price targets and volume restrictions. In the meantime, the remainder of the Company's production continues to float with the market except for less than 10 percent that is obligated to netback pool contracts.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company reported cash flow of $9.3 million and earnings of $1.3 million for the first quarter of 2002, compared to cash flow of $35.2 million and earnings of $12.2 million for the same period in 2001. First quarter revenues were down by 70 percent due to lower commodity prices and the sale of our Waterton properties in April 2001. Figures for the Waterton properties in the first quarter of 2001 were an average production of 15.8 mmcf/d of natural gas and 50 bbl/d of NGL's and operating cash flow of $8.6 million before G&A, interest and taxes.

Natural gas revenue was $15.1 million, down from $58.2 million in the first quarter of 2001; natural gas liquids revenue decreased to $3.5 million from $7.0 million last year; and crude oil revenue was $1.2 million, up from $745,000 in 2001.

Royalty expense was $3.2 million or 16.4 percent of revenue during the quarter, compared to $17.4 million or 26.4 percent during the same period in 2001 reflecting lower average provincial reference prices upon which natural gas royalties are based. Operating costs totaled $4.9 million for the quarter, compared to $7.1 million a year earlier, the decrease due to the sale of our Waterton assets as well as the successful implementation of a program to decrease operating costs. Depletion and amortization expenses totaled $6.6 million, down from $12.1 million due to the ceiling test write-down of book carrying costs in the third quarter of 2001. G & A increased from $1.2 million to $1.5 million due to lower capital spending which reduced recoveries during the period and also due to a change in capitalization procedures. Gross G&A before these effects was slightly lower than the first quarter of 2001. Interest expense decreased significantly from $6.0 million to $726,000 due to both lower debt and lower interest rates. The Company expects a modest increase in the level of interest rates and, therefore, interest expense during the balance of 2002.

In the fourth quarter of 2001, management made a commitment to limit capital spending to cash flow from operations until such time as the outlook for natural gas prices improved and the issue of excess U.S. gas storage was resolved. Capital spending during the quarter totaled $8.9 million compared to cash flow of $9.3 million. This was down from $28.6 million of capital and $35.2 million of cash flow for the same quarter last year.

At March 31, 2002, net debt was $75.4 million comprised of $6.8 million in working capital and $82.2 million in bank debt. This compares to a net debt figure of $75.9 million at December 31, 2001.

The Company has an $85 million credit facility with a revolving period of up to 364 days followed by a term period if the revolving period is not mutually extended each year. Under current accounting requirements, the Company must classify any principal payment potentially due within a year as the current portion of long-term debt. The Company anticipates that the credit facility will be syndicated and extended during the second quarter of 2002. However, until such extension is approved, a portion of the credit facility has been classified as current.

Commencing with this reporting period, the provision for site restoration expense and other environmental related costs are being reported separately. Canadian 88 is committed to protecting the environment and to the restoration of abandoned well sites and facilities. Separate disclosure will highlight our financial commitment to achieving best practices in environmental stewardship.

The Company is continuing to monitor and restore a 1999 release of condensate from a defective storage tank on a Company-operated lease. The Company's share of future restoration costs and the possible settlement of related litigation and site access issues are uncertain at this time, but could amount up to $1.0 million over the next two years. Once access to adjacent lands has been negotiated, an accrual will be made for the expected amount of future costs.

OUTLOOK

The base production budget for the first quarter of 2002 was achieved within forecast capital spending while commodity prices exceeded expectations. Continued focus on cost improvements and a higher commodity price forecast have increased projected cash flow in 2002 by approximately 40 percent over the base budget with a commensurate increase in capital spending. A limited hedging program has been initiated to support this goal.

On behalf of the Directors,

George W. Watson, Acting President & CEO
May 16, 2002

Consolidated Balance Sheets

(In thousands of dollars)	**March 31 2002** *(unaudited)*	December 31 2001
ASSETS		
Current assets		
Accounts receivable	**$ 15,864**	$ 16,897
Prepaid expenses	**6,864**	7,061
	22,728	23,958
Other assets	**6,924**	6,924
Oil and Gas Assets	**234,919**	232,599
Future income taxes *(note 5)*	**12,900**	14,000
	$ 277,471	$ 277,481
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	**$ 15,958**	$ 21,583
Current portion of long-term debt	**20,546**	-
	36,504	21,583
Long-term debt *(note 1)*	**61,640**	78,250
Provision for future site restoration *(note 4)*	**3,758**	3,458
	101,902	103,291
SHAREHOLDERS' EQUITY		
Share capital *(note 2)*	**311,917**	311,803
Retained earnings (deficit)	**(136,348)**	(137,613)
	175,569	174,190
	$ 277,471	$ 277,481
Weighted average shares outstanding	**135,261,998**	133,555,221

Consolidated Statements of Earnings (Loss) and Retained Earnings (Deficit)

Unaudited *Three months ended March 31 (In thousands of dollars except per share amounts)*		2002		2001
Revenue				
Oil and gas	**$**	**19,820**	$	65,905
Royalties, net of Alberta Royalty Tax Credit		**(3,243)**		(17,366)
		16,577		48,539
Expenses				
Operating		**4,936**		7,113
Depletion, depreciation and amortization		**6,574**		12,107
Interest on long-term debt		**726**		6,029
General and administrative		**1,453**		1,212
Future site restoration and other		**382**		268
		14,071		26,729
Operating earnings before income taxes		**2,506**		21,810
Income taxes				
Current		**141**		335
Future		**1,100**		9,325
		1,241		9,660
Net earnings		**1,265**		12,150
Retained earnings, beginning of period (loss)		**(137,613)**		1,843
Retained earnings, end of period (loss)	**$**	**(136,348)**	$	13,993
Net earnings per share	**$**	**0.01**	$	0.09

Consolidated Statements of Cash Flows

Unaudited *Three months ended March 31 (In thousands of dollars except per share amounts)*	2002	2001
Cash provided by (used in)		
Operations		
Net earnings	**$ 1,265**	$ 12,150
Items not involving cash		
Depletion, depreciation and amortization	**6,574**	12,107
Future income taxes	**1,100**	9,325
Future site restoration	**300**	225
Amortization of loan placement fees	**94**	1,376
Funds from operations	**9,333**	35,183
Changes in non-cash working capital	**(4,489)**	1,024
	4,844	36,207
Financing		
Issue of common shares	**114**	295
Increase of long-term debt	**3,936**	845
	4,050	1,140
Investments		
Exploration and development expenditures	**(8,894)**	(28,615)
	(8,894)	(28,615)
Changes in non-cash working capital	**-**	3,115
	(8,894)	(25,500)
Change in cash and short-term deposits	**-**	11,847
Cash and short-term deposits, beginning of period	**-**	-
Cash and short-term deposits, end of period	**$ -**	$ 11,847
Funds from operations per share	**$ 0.07**	$ 0.26
Diluted funds from operations per share	**$ 0.07**	$ 0.26

The interim consolidated financial statements of Canadian 88 Energy Corp. (the Company) have been prepared by management in accordance with accounting policies generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2001, except as described below. The disclosures included below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2001.

NOTE 1 – LONG TERM DEBT

The Company has an $85 million credit facility with a Canadian chartered bank. The facility is available by way of Canadian and US dollar prime rate based loans, LIBOR advances, bankers' acceptances and letters of credit. The credit facility is fully revolving until May 31, 2002 and may be extended at the mutual agreement of the Company and its lenders for an additional 364 days. If the term date is not extended, the credit facility converts to a term loan payable in twelve equal quarterly installments beginning September 2002. The Company anticipates that the current facility will be syndicated and extended during the second quarter of 2002.

NOTE 2 – SHARE CAPITAL

At March 31, 2002, there were 135,390,147 (2001 – 133,431,547) voting common shares issued and outstanding and 9,091,517 options outstanding to purchase common shares under the Company's stock option plan at an average exercise price of $3.00.

Changes to the number of options outstanding under the Company's stock option plan during the three month period ended March 31, 2002 are summarized below:

	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	9,563	$3.02
Granted	50	1.80
Exercised	(188)	2.00
Cancelled	(334)	2.88
Options outstanding at March 31, 2002	9,091	$3.00

The Company had a stock-based compensation (stock option) plan and effective January 1, 2002, the Company prospectively adopted the new recommendations of the CICA with respect to the accounting for stock-based compensation and other stock-based payments. In accordance with the new standard, the Company elected to continue its policy that no compensation expense is recorded upon the grant of employee stock options and that consideration received on the exercise of such options is recorded as share capital. In addition, the new standard requires a fair value based method of accounting for other stock-based payments. During the three months ended March 31, 2002, the Company granted 50,000 stock options. Had the compensation cost for the stock options granted during the period been determined on a fair value based method, the net income for the three months ended March 31, 2002 would not have been materially different.

NOTE 3 – FINANCIAL INSTRUMENTS

The Company has entered into the following commodity price derivative contract to reduce the volatility of prices and ensure funds are available to support planned capital expenditures. This contract represents approximately 10 percent of current natural gas production.

Natural gas price swaps:

Volume (gigajoules/d)	5,000 (5,273 mcf/d)
Price ($/mcf plantgate)	$5.09
Term	May 1, 2002 – December 31, 2002

The estimate fair value of this financial instrument at March 31, 2002 was a $14,000 liability, none of which has been recognized.

NOTE 4 – FUTURE SITE RESTORATION AND ENVIRONMENTAL OBLIGATIONS

The Company is liable for its share of the ultimate reclamation of working interest properties upon abandonment and for its ongoing environmental obligations. Ongoing environmental obligations and future reclamation costs are expected to be funded out of cash flow.

At December 31, 2001, the estimated future site restoration costs to be accrued over the remaining life of proven reserves were $13,167,000 (2000 - $12,332,000). During the three month period ended March 31, 2002, the Company accrued $300,000 toward future site restoration.

Other environmental amounts incurred during the period totaled $82,000.

The Company may incur up to $1.0 million of future costs related to a 1999 environmental incident. Due to uncertainty related to site access, settlement discussions and the timing of expenditures, an amount has not been accrued as a liability at March 31, 2002.

NOTE 5 – FUTURE INCOME TAXES

At March 31, 2002, the Company's estimated tax deductions of $283 million exceeded the corresponding book values by approximately $63 million. The Company has a $12.9 million future tax asset at March 31, 2002 relating to $30 million of the excess amount. However it has not recorded a future tax asset on the remaining $33 million against which the valuation allowance at March 31, 2002 remains at $14.2 million.

NOTE 6 – RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2002, the Company sold approximately 35% of its natural gas to Duke Energy Marketing Limited Partnership.

Highlights

Unaudited *Three months ended March 31*		2002		2001	% Change
FINANCIAL (In thousands of dollars, except per share amounts)					
Production revenues *	**$**	**19,820**	$	65,905 *	- 70
Cash flow from operations	**$**	**9,333**	$	35,183	- 74
Net earnings	**$**	**1,265**	$	12,150	- 90
PER SHARE					
Cash flow from operations	**$**	**0.07**	$	0.26	- 73
Net earnings	**$**	**0.01**	$	0.09	- 89
Average common shares (000's)		**135,262**		133,423	1
OPERATIONAL					
PRODUCTION VOLUMES					
Crude oil (bbls/d)		**595**		361	65
Natural gas liquids (bbls/d) *		**1,530**		1,717 *	- 11
Oil & NGLs (bbls/d)		**2,125**		2,078	2
Natural gas (mmcf/d) *		**54**		72 *	- 25
Boe per day *		**11,125**		14,078 *	- 21
SALES PRICES					
Crude oil ($/bbl)	**$**	**22.93**	$	22.99	0
Natural gas liquids ($/bbl)	**$**	**26.07**	$	45.49	- 43
Oil & NGLs ($/bbl)	**$**	**25.38**	$	41.58	- 39
Natural gas ($/mcf)	**$**	**2.94**	$	8.98	- 67
CAPITAL EXPENDITURES					
Exploration and development		**5,130**		21,063	- 76
Plants and facilities and pipelines		**3,482**		4,929	- 29
Land and lease		**282**		2,623	- 89
	$	**8,894**	$	28,615	- 69

* For the three months ended March 31, 2001: Includes production of 15.8 mmcf/d of natural gas and 50 bbl/d of natural gas liquids and associated revenues from the Waterton property which was sold April 27, 2001.

Canadian 88 Energy Corp.
Suite 700, 400 3rd Avenue S.W.
Calgary, Alberta, Canada
T2P 4H2

Telephone: (403) 974-8800
Facsimile: (403) 974-8811